March 4, 2016

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Tom Jones

Re:	Magnolia Solar Corporation Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A File No.: 000-53361

The Company hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Dr. Ashok K. Sood

Dr. Ashok K. Sood